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                                                                 Exhibit (a)(12)

                                 MATRIXONE, INC.

                             SPECIAL SUPPLEMENT FOR
               EMPLOYEES WHO ARE NATIONALS OR RESIDENTS OF FRANCE

                                February 20, 2003

This Special Supplement for employees who are nationals or residents of France (the "Special Supplement") supplements and amends the terms and conditions of MatrixOne, Inc.'s ("MatrixOne's") Offer to Exchange dated February 3, 2003, the letter to all eligible MatrixOne employees from Mark F. O'Connell dated February 3, 2003, the Election Form and the Withdrawal Form (collectively, the "Disclosure Documents").

MatrixOne is supplementing and amending the vesting and exercise price per share of the New Replacement Options that are to be granted to eligible employees who are nationals or residents of France with the intent of making such options "qualified options". Generally, qualified options receive more favorable tax treatment as compared to the tax treatment of non-qualified options, as described in Section 15 of the Offer to Exchange dated February 3, 2003.

The Disclosure Documents are supplemented and amended as follows:

1. Notwithstanding any other provision of the Disclosure Documents, each New Replacement Option granted to an eligible employee who is a national or resident of France shall vest over a four-year period, measured from the New Replacement Option Grant Date, at a rate of 100% of the option grant amount at the end of the four-year period provided that the eligible employee remains an employee of the Company or one of its subsidiaries throughout the four-year period. No portion of any New Replacement Option granted to an eligible employee who is a national or resident of France will vest prior to the end of the four-year period commencing on the New Replacement Option Grant Date.

2. Notwithstanding any other provision of the Disclosure Documents, the exercise price per share of each New Replacement Option granted to an eligible employee who is a national or resident of France will be equal to the higher of (i) the last reported sale price of the Common Stock on the Nasdaq National Market on the New Replacement Option Grant Date, and (ii) 95% of the arithmetic average of the last reported sale price of the Common Stock on the Nasdaq National Market for the last 20 trading days preceding the New Replacement Option Grant Date.

3. Capitalized terms used in this Special Supplement but not otherwise defined in this Special Supplement have the meaning set forth in the Offer to Exchange dated February 3, 2003.

4. Except as supplemented and amended hereby, the terms and conditions of the Disclosure Documents shall remain in full force and effect.

The Company will host two live, telephonic question and answer sessions to discuss this Special Supplement. Eligible employees may participate in all or none of these sessions. Participation in the sessions is completely voluntary. Personnel from Human Resources and Finance will host each session.

The following dates and times have been set up for the sessions:

                                               Time
        Date                          (Eastern Standard Time)
    ------------                      -----------------------

    Tuesday, February 25, 2003               9:00 a.m.
    Wednesday, February 26, 2003             6:00 a.m.

The call-in number and conference identification number for each of the above sessions will be available on MatrixOne's internal website.

This Special Supplement is being transmitted to you via electronic mail. Paper copies of this Special Supplement may be obtained at no cost by contacting Bonnie Legere, MatrixOne, Inc.'s Stock Option Plan Administrator, by telephone at (978) 589-4065.